August 3, 2012

VIA COURIER AND EDGAR

RE:	The Blackstone Group L.P. Form 10-K for the Year Ended December 31, 2011 Form 10-Q for the Period Ended March 31, 2012 File No. 1-33551

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Decker:

On behalf of The Blackstone Group L.P. (“Blackstone”), we are responding to your comment letter dated July 13, 2012 regarding our Form 10-K for the Year Ended December 31, 2011 and our Form 10-Q for the Period Ended March 31, 2012.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed December 31, 2011 Annual Report on Form 10-K (“2011 Form 10-K”) and the March 31, 2012 Quarterly Report on Form 10-Q (“March 31, 2012 Form 10-Q”).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Financial Statements

Consolidated Statement of Changes in Partners’ Capital, page 133

1.	We note your response to comment seven in our letter dated June 11, 2012. In connection with the acquisition of certain management contracts from Allied Irish Banks, you determined that you are the primary beneficiary of four CLO vehicles and correspondingly consolidate these entities. It is unclear how you determined that the difference between the fair value of the assets and liabilities related to these four CLO vehicles should be recorded in appropriated partners’ capital rather than through net income (loss). Please further advise. Please ensure that your explanation addresses the following:

•

Please help us understand how the application of ASC 810-10-30-4 led you to determine that you did not need to record a gain or loss in current period earnings on the acquisition date. Please provide us with your calculation as well as a corresponding explanation of how you arrived at each of the amounts used in your calculation; and

The Blackstone Group® L.P. 345 Park Avenue New York, NY 10154 212 583-5000

Mr. Rufus Decker

August 3, 2012

•

The recording of the excess of fair value of assets over liabilities directly to appropriated retained earnings was intended to be applied only upon the initial adoption of ASU 2009-17 (that is, at the transition date). In this regard, it is not clear how you determined that it was appropriate to use this accounting treatment subsequent to your initial adoption of ASU 2009-17.

We understand there has been diversity in practice regarding the recognition of the difference between the fair value of assets and liabilities in consolidated collateralized loan obligation (“CLO”) vehicles when initial consolidation and measurement occurs subsequent to the adoption of Accounting Standards Update (“ASU”) 2009-17. On August 1, 2012, we learned that the Emerging Issues Task Force (“EITF”) has added a new issue to their agenda to discuss the accounting for this initial difference. As this is now an open accounting issue on the EITF’s agenda, we respectfully request that, before reaching a final conclusion, the outcome of the EITF discussions on this matter be evaluated. We have added the following disclosure to our June 30, 2012 Quarterly Report on Form 10-Q:

The recognition of the initial difference between the fair value of assets and liabilities of CLO vehicles consolidated as a result of the acquisition of management contracts subsequent to the initial adoption of revised accounting guidance effective January 1, 2010, as an adjustment to Appropriated Partners’ Capital, is currently under review by the Emerging Issues Task Force (“EITF”).

The discussion below provides further clarity on how we evaluated that the difference between the fair value of assets and liabilities on the date of acquisition of management contracts resulted in recognition within Appropriated Partners’ Capital and not through net income.

The guidance contained in Accounting Standards Codification (“ASC”) 810-10-30-4 required us to recognize in the income statement the difference between (a) the fair value of consideration paid, the fair value of any non-controlling interests and the reported amount of any previously held interest, and (b) the net amount of the variable interest entities’ (“VIEs”) identifiable assets and liabilities recognized in accordance with ASC Topic 805.

With respect to part (a), Blackstone did not transfer any consideration to acquire the CLO vehicles and prior to the transaction, did not hold any interest in such vehicles. We calculated the fair value of the non-controlling interest at $97.7 million which is the difference between the fair value of assets acquired and liabilities assumed. We determined that the difference between the fair value of assets and liabilities would not flow to Blackstone and therefore it was appropriate to record the non-parent interest as a non-controlling interest. This non-parent interest represents the portion of the net assets of the CLO vehicle that Blackstone does not have any right to receive. We also observe that the substance of the non-parent interests and their measurement characteristics are

Mr. Rufus Decker

August 3, 2012

economically identical to non-controlling interests. Given that the Staff did not object to including amounts attributable to non-parent interests as non-controlling interests in subsequent measurement periods, we felt that by analogy, it was appropriate to conclude that the difference in the fair value on acquisition of management contracts would be appropriately considered a non-controlling interest and we treated it as such in our application of ASC 810-10-30-4.

With respect to part (b), in accordance with ASC Topic 805, Blackstone calculated the fair value of assets and liabilities recognized as a result of consolidating the CLO vehicles. The net amount added to the balance sheet was $97.7 million.

We determined that the amount to be included in net income, as a result of applying ASC 810-10-30-4 in the above manner, would have been zero.

As noted above, there has been diversity in practice regarding accounting for the initial difference between the fair value of assets and liabilities in consolidated CLO vehicles and the issue has now been added to the EITF agenda. We would like to note that even if the EITF should conclude that the difference in the fair value of assets and liabilities on initial recognition be included in net income, we believe that the adjustments required to the financial statements of The Blackstone Group L.P. to reflect this would not have a material impact on our financial statements taken as a whole. The adjustment would require a gross up of Net Gains (Losses) from Fund Investment Activities with a corresponding increase to Net Income (Loss) Attributable to Non-Controlling Interests in Consolidated Entities and a corresponding adjustment to Appropriated Partners’ Capital. As a result, there is no impact to the Net Income (Loss) Attributable to The Blackstone Group L.P., and consequently no impact to Net Income (Loss) Per Common Unit – Basic or Diluted. Further, as our key non-GAAP metric, Economic Income (“EI”), which is used by investors, analysts and rating agencies to evaluate the results and financial condition of The Blackstone Group L.P., excludes the effect of consolidated fund (including CLO) entities and related non-controlling interests, there would be no impact on this measure as a result of the adjustment.

Item 11. Executive Compensation

Summary Compensation Table, page 212

2.	We are continuing to evaluate your response to comment eight in our letter dated June 11, 2012 and may have additional comments.

We acknowledge the Staff’s comment.

Mr. Rufus Decker

August 3, 2012

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Please do not hesitate to call me at 212-583-5205 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Laurence A. Tosi
Laurence A. Tosi
Chief Financial Officer

cc:	Securities and Exchange Commission

  Ms. Chambre Malone, Staff Attorney

  Ms. Era Anagnosti, Staff Attorney

  Ms. Nudrat Salik, Staff Accountant